

May 26, 2015

<u>Via facsimile 702-880-6802</u>
Craig Abrahams
Chief Financial Officer
Caesars Acquisition Company
One Caesars Palace Drive
Las Vegas, NV 89109

      Re: **Caesars Acquisition Company**
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed March 16, 2015
              Form 10-Q for the Quarterly Period Ended March 31, 2015
              Filed May 11, 2015
              File No. 1-36207

Dear Mr. Abrahams:

      We have reviewed your May 8, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2015 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Note 7 – Litigation, page 13

1. We note in your responses to prior comments 5 and 6 that you are unable to estimate a range of reasonably possible losses. However, the disclosure included on pages 14 and 16 indicates that you cannot provide *assurance of* the range of potential losses. Please revise your disclosure in future filings to clearly indicate that you cannot estimate a range of reasonably possible losses.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 with any questions.

Sincerely,

/s/ Jaime John

Jaime John
Accounting Branch Chief